FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                             SEC FILE NUMBER
                                             0-22911

                                             CUSIP NUMBER
                                             843803 10 7
                                  (Check One):


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form
    10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 1997


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:The Form 10-KSB is being filed contemporaneously herewith except that all financial information, including: (i) portions of Item 1; (ii) Item 6; (iii) Item 7; and (iv) the financial information in the Financial Data Schedule; will be filed by amendment.

Part I--Registrant Information

         Full Name of Registrant:  Southern Security Bank Corporation


         Former Name if Applicable:

         3475 Sheridan Street
         Address of Principal Executive Office (Street and Number)

         Hollywood, Florida 33021
         City, State and Zip Code

Part II--Rules 12b-25(b) and (c)

If the subject report could be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

All  of  the  Form  10-KSB  except  portions   containing   financial  statement
information is being filed contemporaneously with this filing. The Form 10-KSB financial statement information for the period ended December 31, 1997 could not be filed within the prescribed time period because (i) the required audit for the Company's financial statements is not yet complete, and (ii) the Company recently entered the 1934 Act reporting system (the Form 10-KSB is the first periodic report to be filed by the Company) and has not had sufficient opportunity to implement internal systems for the timely preparation and filing of 1934 Act reports.

Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

     Ward B. Hinkle              (716)                          856-4000
         (Name)               (Area Code)                   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ ] Yes     [X] No


                      Southern Security Bank Corporation
-----------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:April 1, 1998                                   By:/s/James L. Wilson
                                                     Name:  James L. Wilson
                                                     Title: Vice Chairman,
                                                     Chief Executive Officer

                             McGLADREY & PULLEN, LLP
                  Certified Public Accountants and Consultants


To the Board of Directors and Stockholders
Southern Security Bank Corporation and Subsidiary
Hollywood, Florida

We are unable to furnish an opinion on or before March 31, 1998, on the financial statements of Southern Security Bank Corporation and Subsidiary as of December 31, 1997 and 1996 and for the years then ended, because additional time is needed to complete audit fieldwork.

                                             /S/ McGladrey & Pullen, LLP

Fort Lauderdale, Florida
March 31, 1998